Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the Chart Industries, Inc. Amended and Restated 2009 Omnibus Equity Plan for the registration of 2,100,000 shares of common stock with a par value of $.01 per share, of Chart Industries, Inc. of our reports dated February 28, 2012, with respect to the consolidated financial statements and schedule of Chart Industries, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Chart Industries, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Cleveland, Ohio

August 2, 2012